UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Hicks Muse Fund III Incorporated 2100 McKinney Avenue, Suite 1600 Dallas, Texas 75201 Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert L. Kimball

Vinson & Elkins L.L.P.

2001 Ross Avenue, Suite 3700

Dallas, Texas 75201

(214) 220-7700

April 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42365Q103

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,884,231 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,884,231 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,884,231 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person: HM3/GP Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,884,231 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,884,231 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,884,231 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person: Hicks Muse GP Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,972,582 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,972,582 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,972,582 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.7% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person: Hicks Muse Fund III Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,972,582 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,972,582 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,972,582 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.7% (See Item 5)
14	Type of reporting person (see instructions) CO

CUSIP NO. 42365Q103

1	Name of reporting person: HM3 Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 88,351 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 88,351 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 88,351 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.6% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person: John R. Muse
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 2,972,582 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 2,972,582 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,972,582 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.7% (See Item 5)
14	Type of reporting person (see instructions) IN

CUSIP NO. 42365Q103

1	Name of reporting person: Andrew S. Rosen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,972,582 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,972,582 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,972,582 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.7% (See Item 5)
14	Type of reporting person (see instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Commission by Fund III, HM3/GP Partners, GP Partners III, Fund III Incorporated, HM3 Coinvestors, Mr. Muse and Mr. Rosen on December 29, 2014, with respect to the Class A Common Stock (the “Class A Common Stock”), par value $0.0001 per share, of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, Florida 33134.

The purpose of this Amendment is to report each of Fund III’s and HM3 Coinvestors’s entry into a joinder and waiver agreement providing for certain rights under the Issuer’s existing registration rights agreement in respect of the shares of the Class A Common Stock owned by Fund III and HM3 Coinvestors.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the original Schedule 13D (the “Original Schedule 13D”). Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and replaced with the following:

The information set forth in Item 3 above is hereby incorporated by reference into this Item 4, as applicable.

The Filing Parties acquired the shares of Class A Common Stock reported herein solely for investment purposes. The Filing Parties may make additional purchases of shares of Class A Common Stock, or may dispose of shares of Class A Common Stock, either in the open market or in private transactions, depending on the Issuer’s business, prospects and financial condition, the market for shares of the Class A Common Stock, the ability of the Filing Parties to dispose of shares pursuant to an effective registration statement under the Securities Act of 1933 or otherwise in compliance with applicable securities laws, general economic and industry conditions, financial and stock market conditions and other future developments.

The following describes plans or proposals that the Filing Parties may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Although the shares of Class A Common Stock reported herein are restricted securities, the Filing Parties intend to dispose of some or all of such shares of Class A Common Stock at a future time to be determined in the sole discretion of the Filing Parties and/or from time to time, in each case in compliance with applicable securities laws, potentially through one or more transactions outside of the United States in accordance with Rule 903 of Regulation S under the Securities Act of 1933, one or more transactions exempt from the registration requirements of the Securities Act of 1933 and other applicable securities laws, or one or more transactions pursuant to an effective registration statement under the Securities Act of 1933. The Filing Parties reserve the right to change their intentions and develop other plans or proposals at any time, as they deem appropriate.

On April 2, 2015, the Issuer entered into the Joinder and Waiver to Registration Rights Agreement Relating to Hemisphere Media Group, Inc. Common Stock and Warrants (the “Joinder and Waiver”) with Fund III and HM3 Coinvestors, amending the Registration Rights Agreement by and among the Issuer and numerous investors, dated January 22, 2013, to include Fund III and HM3 Coinvestors as parties thereto. As a result, Fund III and HM3 Coinvestors have certain registration rights to offer and sell securities in registered offerings from time to time as set forth in the Registration Rights Agreement. In connection with the foregoing, the Issuer filed a Form S-3 registration statement, dated April 2, 2015 and filed with the Commission on April 3, 2015, registering the sale of all Class A Common Stock of the Issuer held by Fund III and HM3 Coinvestors.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, as amended, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Class A Common Stock reported as beneficially owned in this Schedule 13D, as amended, (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intentions with respect to any or all of the matters referred to in this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and replaced with the following:

The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and replaced with the following:

1. Convenio de Dación en Pago (Substitution and Payment Agreement), dated December 15, 2014, by and among Fund III, HM3 Coinvestors, HM3 and Cinema (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D of the Issuer, filed with the Commission by Cinema on December 16, 2014).

2. Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated December 29, 2014 (incorporated by reference to Exhibit 2 to the Original Schedule 13D, filed with the Commission by the Filing Parties on December 29, 2014).

3. Registration Rights Agreement, dated January 22, 2013, by and among the Issuer, InterMedia Partners VII, L.P., InterMedia Cine Latino, LLC, Cinema Aeropuerto, S.A. de C.V., James M. McNamara, Azteca Acquisition Holdings, LLC, Brener International Group, LLC, Juan Pablo Alban, Alfredo Elias Ayub, John Engleman and Clive Fleissig (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-4, filed with the Commission by the Issuer on March 11, 2013).

4. Joinder and Waiver to Registration Rights Agreement Relating to Hemisphere Media Group, Inc. Common Stock and Warrants, dated April 2, 2015, by and among Fund III, HM3 Coinvestors, the Issuer, Intermedia Partners VII, L.P., and Intermedia Cine Latino, LLC (incorporated by reference to Exhibit 4.10 to the Issuer’s Registration Statement on Form S-3, filed with the Commission by the Issuer on April 3, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2015	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2015	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2015	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2015	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2015	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2015

/s/ David W. Knickel
John R. Muse (By David W. Knickel, Attorney-in- Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 filed by Hicks, Muse, Tate & Furst Equity Fund III, L.P. on December 29, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2015

/s/ David W. Knickel
Andrew S. Rosen (By David W. Knickel, Attorney-in- Fact, pursuant to the Power of Attorney, dated December 22, 2014, filed with the Securities and Exchange Commission as Exhibit 24.2 to Form 3 filed by Hicks, Muse, Tate & Furst Equity Fund III, L.P. on December 29, 2014)

EXHIBIT INDEX

1.	Convenio de Dación en Pago (Substitution and Payment Agreement) dated December 15, 2014, by and among Fund III, HM3 Coinvestors, HM3 and Cinema (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D of the Issuer, filed with the Commission by Cinema on December 16, 2014).

2.	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated December 29, 2014 (incorporated by reference to Exhibit 2 to the Original Schedule 13D, filed with the Commission by the Filing Parties on December 29, 2014).

3.	Registration Rights Agreement, dated January 22, 2013, by and among the Issuer, InterMedia Partners VII, L.P., InterMedia Cine Latino, LLC, Cinema Aeropuerto, S.A. de C.V., James M. McNamara, Azteca Acquisition Holdings, LLC, Brener International Group, LLC, Juan Pablo Alban, Alfredo Elias Ayub, John Engleman and Clive Fleissig (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-4, filed with the Commission by the Issuer on March 11, 2013).

4.	Joinder and Waiver to Registration Rights Agreement Relating to Hemisphere Media Group, Inc. Common Stock and Warrants, dated April 2, 2015, by and among Fund III, HM3 Coinvestors, the Issuer, Intermedia Partners VII, L.P., and Intermedia Cine Latino, LLC (incorporated by reference to Exhibit 4.10 to the Issuer’s Registration Statement on Form S-3, filed with the Commission by the Issuer on April 3, 2015).